UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Tufco Technologies, Inc.

(Name of Subject Company)

Tufco Technologies, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

James F. Robinson

Director, President and Chief Executive Officer

P.O. Box 23500

Green Bay, WI 54305-3500

(902) 336-0054

With copies to:

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2014, amends and supplements the Schedule 14D-9 filed with the SEC on January 9, 2014, and subsequently amended by Amendment No. 1 on January 21, 2014 and Amendment No. 2 on January 29, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tufco Technologies, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Tufco Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 9, 2014 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”) at a purchase price of $6.07 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately before the subsection titled “Cautionary Statement Regarding Forward-Looking Statements”:

“Extension of the Offer

On February 7, 2014, Griffin Holdings announced an extension of the expiration of the Offer until 12:00 midnight, New York City time, at the end of the day on February 13, 2014, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on February 6, 2014.

Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, has indicated that as of 12:00 a.m., New York City time, on February 7, 2014, a total of 3,452,827 Shares had been tendered, representing approximately 80.13% of the outstanding Shares. 200 Shares had been tendered by notice of guaranteed delivery, which were not accounted for in the total.

On February 7, 2014, Griffin Holdings issued a press release announcing the extension of the expiration of the Offer. The full text of the press release is attached as Exhibit (a)(8) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(8)	Press Release issued by Griffin Holdings, dated February 7, 2014 announcing extension of the tender offer (incorporated by reference to Exhibit (a)(5)(1) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 14D-9 is true, complete and correct.

TUFCO TECHNOLOGIES, INC.

Dated: February 7, 2014	By:	/s/ James F. Robinson
	Name:	James F. Robinson
	Title:	President and Chief Executive Officer

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